UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Adeptus Health Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

006855100

(CUSIP Number)

Timothy L. Fielding

c/o Adeptus Health Inc.

2941 South Lake Vista

Lewisville, Texas 75067

(972) 899-6666

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 4, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 006855100		13D

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Thomas S. Hall

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 363,756

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 329,500

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 363,756

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.5%

14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D filed on March 2, 2015 (the “Schedule 13D”) by Thomas S. Hall, relating to the shares of Class A Common Stock, par value $0.01 per share (the “Class A Common Stock”), of Adeptus Health Inc., a Delaware corporation (the “Issuer”).  Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D.  Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D.  Capitalized terms used but not defined in this Amendment shall have the same meanings herein as are ascribed to such terms in the Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

(a)         The Reporting Person may be deemed to beneficially own a total of 363,756 shares of Class A Common Stock (including 329,500 shares of Class A Common Stock that may be received in exchange of Units of Adeptus Health LLC), representing 2.5% of the total number of shares of Class A Common Stock outstanding (based on the number of shares of Class A Common Stock outstanding plus the number of shares of Class A Common Stock that the Reporting Person may receive upon exchange of Units of Adeptus Health LLC which are vested or vesting within 60 days).  On a fully-diluted basis, the Reporting Person may be deemed to be the beneficial owner of 2.1% of the outstanding Class A Common Stock, based on his ownership of Class A Common Stock and vested and unvested Units of Adeptus Health LLC, and the number of shares of Class A Common Stock and Class B Common Stock and an equal number of limited liability company units of Adeptus Health LLC outstanding.

(b)         The Reporting Person may be deemed to have the sole power to vote 363,756 shares of Class A Common Stock and the sole power to dispose of 329,500 shares of Class A Common Stock by virtue of his ownership of 329,500 Units of Adeptus Health LLC which are currently vested or vesting within 60 days of the date hereof and his ownership of 34,256 shares of unvested Class A Common Stock.

(c)          On August 4, 2015, the Reporting Person sold 268,116 Units of Adeptus Health LLC to the Issuer at $100.5375 per unit of Adeptus Health LLC, as described in the Issuer’s prospectus supplement dated July 29, 2015, filed with the Securities and Exchange Commission on July 31, 2015.

(e)          As of August 4, 2015, following the sale described herein, the Reporting Person is no longer the beneficial owner of more than five percent of the shares of Class A Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended by amending and restating the first paragraph thereof as follows:

The Reporting Person holds a total of 398,452 Units of Adeptus Health LLC (including 68,952 Units of Adeptus Health LLC which are unvested and not scheduled to vest in the next 60 days, and which unvested units are not included in the beneficial ownership numbers reported herein) and an equivalent number of shares of Class B Common Stock of the Issuer.  Each holder of Class B Common Stock is entitled to a number of votes at the Issuer’s stockholder meetings that is equal to the number of shares of Class B Common Stock held by such holder.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 6, 2015	THOMAS S. HALL

/s/ Thomas S. Hall